Commission File No. 1-08346
FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of January 2007
TDK CORPORATION
(Translation of registrant’s name into English)
13-1, Nihonbashi 1-chome, Chuo-ku, Tokyo 103-8272, Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TDK Corporation (Registrant)
January 30, 2007
	BY:	/s/ Seiji Enami

Seiji Enami Director and CFO, General Manager of Finance and Accounting Department

• SIGNATURES
• Press release regarding TDK’s Consolidated business results for the 3rd quarter of fiscal year 2007
1) Summary
2) Business Results and Financial Position
3) Statements of income
4) Balance sheets
5) Statements of stockholders’ equity
6) Statements of cash flows
7) Segment Information
8) Supplementary Information

TDK Corporation 1-13-1, Nihonbashi Chuo-ku, Tokyo 103-8272 Japan
Contacts;

TDK Corporation (Tokyo)	Corporate Communications Department
	Michinori Katayama	+81(3)5201-7102
TDK U.S.A. Corporation	Francis J. Sweeney	+1(516)535-2600
TDK Marketing Europe GmbH	Marco Donadoni	+49(2102)4870
FOR IMMEDIATE RELEASE
TOKYO — January 30, 2007 TDK Corporation today announced its Consolidated business results prepared in conformity with U.S. generally accepted accounting principles (the “U.S. GAAP”) for the 3rd quarter (“Qtr.”) of fiscal year (“FY”) 2007, the three months ended December 31, 2006, and for the nine-month-period from April 1, 2006 through December 31, 2006.
1) Summary
Consolidated results (October 1, 2006 — December 31, 2006)

	The 3rd Qtr. of FY2007			The 3rd Qtr. of FY2006
	(October 1, 2006 - December 31, 2006)			(Oct. 1, 2005 - Dec. 31, 2005)		Change
Item/Term	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)	Change(%)
Net sales	223,253	100.0	1,876,076	222,654	100.0	599	0.3
Operating income	23,141	10.4	194,462	21,291	9.6	1,850	8.7
Income from continuing operations before income taxes	26,048	11.7	218,891	22,011	9.9	4,037	18.3
Income from continuing operations	19,669	8.8	165,286	16,568	7.4	3,101	18.7
Net income	19,669	8.8	165,286	16,568	7.4	3,101	18.7

Per common share:
Net income / Basic	Yen 148.69		U.S.$1.25	Yen 125.31
Net income / Diluted	Yen 148.52		U.S.$1.25	Yen 125.16

(Sales breakdown)

	The 3rd Qtr. of FY2007			The 3rd Qtr. of FY2006
	(October 1, 2006 - December 31, 2006)			(Oct. 1, 2005 - Dec. 31, 2005)		Change
Product/Term	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)	Change(%)
Electronic materials and components	194,541	87.1	1,634,799	192,091	86.3	2,450	1.3
Electronic materials	50,295	22.5	422,647	47,613	21.4	2,682	5.6
Electronic devices	50,548	22.6	424,773	46,979	21.1	3,569	7.6
Recording devices	76,784	34.4	645,244	85,736	38.5	(8,952)	-10.4
Other electronic components	16,914	7.6	142,135	11,763	5.3	5,151	43.8
Recording media	28,712	12.9	241,277	30,563	13.7	(1,851)	-6.1

Total sales	223,253	100.0	1,876,076	222,654	100.0	599	0.3

Overseas sales	178,504	80.0	1,500,034	179,139	80.5	(635)	-0.4

Notes:

1.	Consolidated results are unaudited by independent auditors.

2.	U.S.$1 = Yen 119, for convenience only.

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Consolidated

9 months Consolidated results
Consolidated results (April 1, 2006 — December 31, 2006)

				The nine-month-
	The nine-month-period of FY2007			period of FY2006
	(April 1, 2006 - December 31, 2006)			(Apr. 1, 2005 - Dec. 31, 2005)		Change
Item/Term	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)	Change(%)
Net sales	648,091	100.0	5,446,143	573,041	100.0	75,050	13.1
Operating income	61,405	9.5	516,008	49,341	8.6	12,064	24.5
Income from continuing operations before income taxes	67,377	10.4	566,193	53,609	9.4	13,768	25.7
Income from continuing operations	49,291	7.6	414,210	38,218	6.7	11,073	29.0
Net income	49,291	7.6	414,210	38,234	6.7	11,057	28.9

Per common share:
Net income / Basic	Yen 372.58		U.S.$3.13	Yen 289.14
Net income / Diluted	Yen 372.18		U.S.$3.13	Yen 288.88

(Sales breakdown)

				The nine-month-
	The nine-month-period of FY2007			period of FY2006
	(April 1, 2006 - December 31, 2006)			(Apr. 1, 2005 - Dec. 31, 2005)		Change
Product/Term	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)	Change(%)
Electronic materials and components	571,248	88.1	4,800,404	492,811	86.0	78,437	15.9
Electronic materials	149,008	23.0	1,252,168	133,702	23.3	15,306	11.4
Electronic devices	147,130	22.7	1,236,387	107,931	18.8	39,199	36.3
Recording devices	230,839	35.6	1,939,824	226,024	39.5	4,815	2.1
Other electronic components	44,271	6.8	372,025	25,154	4.4	19,117	76.0
Recording media	76,843	11.9	645,739	80,230	14.0	(3,387)	-4.2

Total sales	648,091	100.0	5,446,143	573,041	100.0	75,050	13.1

Overseas sales	520,405	80.3	4,373,151	443,444	77.4	76,961	17.4

Notes:

1.	Consolidated results are unaudited by independent auditors.

2.	U.S.$1 = Yen 119, for convenience only.

2 / 18

2) Business Results and Financial Position
1. Summary
Consolidated results for the third quarter of fiscal 2007, the three-month period from October 1, 2006 to December 31, 2006, were as follows:
TDK posted net sales of ¥223,253 million (U.S.$1,876,076 thousand), up 0.3% year on year from ¥222,654 million. Operating income increased 8.7% from ¥21,291 million to ¥23,141 million (U.S.$194,462 thousand). Income from continuing operations before income taxes increased 18.3% from ¥22,011 million to ¥26,048 million (U.S.$218,891 thousand). Net income increased 18.7% from ¥16,568 million to ¥19,669 million (U.S.$165,286 thousand). Basic net income per common share was ¥148.69 (U.S.$1.25), compared with ¥125.31 for the corresponding period of fiscal 2006.
Average third-quarter yen exchange rates for the U.S. dollar and euro were ¥117.83 (previous year ¥117.37) and ¥151.95 (previous year ¥139.46) as the yen depreciated 0.4% and 9.0% against the dollar and euro, respectively. This had the effect of raising net sales by approximately ¥2.4 billion and operating income by approximately ¥0.2 billion.
(Sales by Segment)
TDK’s businesses are broadly classified into two business segments: electronic materials and components segment and recording media segment. The following is an explanation of sales by segment.
(1) Electronic materials and components segment
This segment is made up of four product sectors: (1-1) electronic materials, (1-2) electronic devices, (1-3) recording devices, and (1-4) other electronic components.
Segment net sales rose 1.3% from ¥192,091 million to ¥194,541 million (U.S.$1,634,799 thousand), while segment operating income increased 3.6% from ¥22,199 million to ¥23,008 million (U.S.$193,345 thousand). In the electronics market in the third quarter of fiscal 2007, there was strong production of flat-screen TVs, notebook PCs and digital audio players in what is traditionally a period of high demand. Other trends included a steady increase in new demand for mobile phones, particularly from the so-called BRICs nations of Brazil, Russia, India and China, as well as the steadily increasing use of electronics in automobiles. These trends fueled strong demand for electronic components used in these applications. Sector sales of TDK’s electronic materials and components framed against this market backdrop were as follows.
(1-1) Electronic materials
This sector is broken down into two product categories: capacitors and ferrite cores and magnets.
Sales in the electronic materials sector rose 5.6% from ¥47,613 million to ¥50,295 million (U.S.$422,647 thousand).

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[Capacitors] Sales increased year on year. The main contributor was strong sales of multilayer ceramic chip capacitors, the main products in the capacitors category, primarily for use in PCs.
[Ferrite cores and magnets] Overall, sales of ferrite cores and magnets rose year on year. Sales of ferrite cores decreased as TDK terminated some products. In magnets, sales of both ferrite magnets and rare-earth magnets increased.
(1-2) Electronic devices
This sector has three product categories: inductive devices, high-frequency components and other products.
Sales in the electronic devices sector rose 7.6% from ¥46,979 million to ¥50,548 million (U.S.$424,773 thousand).
[Inductive devices] Sales of inductive devices increased year on year, mainly as a result of higher sales of power line coils and multilayer products used in mobile phones.
[High-frequency components] Sales of high-frequency components declined year on year, resulting mainly from lower sales volumes and falling sales prices.
[Other products] Sales of other products rose year on year mainly due to higher sales of power systems. On the other hand, sales of sensors and actuators declined as sales prices fell.
(1-3) Recording devices
This sector has two product categories: HDD heads and other heads.
Sector sales dropped 10.4% from ¥85,736 million to ¥76,784 million (U.S.$645,244 thousand).
[HDD heads] Sales decreased year on year. TDK’s HDD head sales volume increased as growing demand not only for HDDs used in PCs but also for applications such as consumer electronics countered the detrimental effects of HDD industry restructuring. However, a fall in sales prices due to a competition for market share among HDD manufacturers outweighed the benefits of the higher sales volume, leading to the overall drop in HDD head sales.
[Other heads] Sales of other heads declined.
(1-4) Other electronic components
Sector sales climbed 43.8% from ¥11,763 million to ¥16,914 million (U.S.$142,135 thousand), reflecting higher sales of new products such as semiconductor production equipment.
(2) Recording media segment
This segment has three product categories: audiotapes and videotapes, optical media and other products.
Segment sales decreased 6.1% from ¥30,563 million to ¥28,712 million (U.S.$241,277 thousand). The segment recorded operating income of ¥133 million (U.S.$1,117 thousand), compared with an operating loss of ¥908 million in the same period of the previous fiscal year, a year-on-year improvement of ¥1,041 million.

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[Audiotapes and videotapes] Sales of audiotapes and videotapes declined year on year. The main reason is that while TDK maintained a high market share, demand is falling for these products as a whole.
[Optical media] Sales of optical media rose year on year as higher sales volumes of these products outweighed a continued fall in prices of CD-Rs and DVDs.
[Other products] Sales of other products decreased year on year. Sales of LTO-standard* (Linear Tape-Open) tape-based data storage media for computers increased, but the termination of some products brought sales as a whole down.
*Linear Tape-Open, LTO, the LTO Logo, Ultrium and the Ultrium Logo are trademarks of HP, IBM and Quantum in the US and other countries.
(Sales by Region)
Detailed geographic segment information can be found in the segment information on page 16 of the consolidated results.
[Japan] Sales increased overall, with only the recording devices sector and recording media segment not achieving an increase.
[Americas] Sales increased overall, with only the electronic materials sector and recording media segment not achieving an increase.
[Europe] Sales decreased overall due to falls in the other electronic components sector and recording media segment.
[Asia (excluding Japan) and other areas] Sales decreased overall due to falls in the recording devices sector and recording media segment.
The overall result was a 0.4% decline in overseas sales year on year from ¥179,139 million to ¥178,504 million (U.S.$1,500,034 thousand). Overseas sales accounted for 80.0% of consolidated net sales, a 0.5 percentage point decrease from 80.5% one year earlier.
2. Financial Position
(2-1) The following table summarizes TDK’s balance sheet at December 31, 2006, compared with September 30, 2006.

Total assets	¥975,996 million	(1.7% increase)
Total stockholders’ equity	¥744,396 million	(2.7% increase)
Equity ratio	76.3%	0.7 percentage point increase
At December 31, 2006, cash and cash equivalents were ¥3,233 million higher than at September 30, 2006, short-term investments were ¥6,776 million higher, net trade receivables were ¥1,848 million higher and inventories were ¥2,921 million higher. As a result of these and other changes, total assets increased ¥16,584 million from September 30, 2006.
Total liabilities decreased ¥3,200 million from September 30, 2006, with the main changes being a ¥5,612 million decrease in trade payables and a ¥2,061 million increase in income taxes payables.
Total stockholders’ equity increased ¥19,239 million, reflecting a ¥13,466 million increase in retained earnings and a ¥5,890 million decrease in accumulated other comprehensive loss.

5 / 18

(2-2) Cash Flows
(¥ millions)

	FY 2007 3Q	FY 2006 3Q	Change
Net cash provided by operating activities	28,970	20,058	8,912
Net cash used in investing activities	(21,747)	(44,542)	22,795
Net cash used in financing activities	(6,445)	(4,310)	(2,135)
Net cash used in discontinued operations	—	—	—
Effect of exchange rate changes on cash and cash equivalents	2,455	4,978	(2,523)
Net increase (decrease) in cash and cash equivalents	3,233	(23,816)	27,049
Cash and cash equivalents at beginning of period	264,833	224,645	40,188
Cash and cash equivalents at end of period	268,066	200,829	67,237
Operating activities provided net cash of ¥28,970 million (U.S.$243,445 thousand), a year-on-year increase of ¥8,912 million. Income from continuing operations increased ¥3,101 million to ¥19,669 million (U.S.$165,286 thousand) and depreciation and amortization rose ¥1,642 million to ¥16,780 million (U.S.$141,008 thousand). In changes in assets and liabilities, trade receivables declined ¥18,892 million, while inventories increased ¥2,291 million, and trade payables and accrued expenses decreased ¥7,142 million and ¥5,984 million, respectively.
Investing activities used net cash of ¥21,747 million (U.S.$182,748 thousand), ¥22,795 million less than a year earlier. Capital expenditures decreased ¥6,231 million to ¥15,122 million (U.S.$127,076 thousand). In addition, there was a decline of ¥24,202 million for acquisition of businesses, net of cash acquired, paid in the previous fiscal year and a cash inflow of ¥5,016 million from proceeds from sale of short-term investments. On the other hand, there was an outflow of ¥11,704 million for payment for purchase of short-term investments.
Financing activities used net cash of ¥6,445 million (U.S.$54,159 thousand), ¥2,135 million more than a year earlier. This was mainly the result of a ¥502 million increase in repayment of long-term debt and a ¥1,329 million increase in dividends paid due to a ¥10 increase in dividend per common share.

6 / 18

3. Fiscal 2007 Projections
TDK’s consolidated projections for fiscal 2007, the year ending March 31, 2007, are as follows:
[Consolidated Projections for Fiscal 2007]

	Announced				Announced
	January 2007				Oct. 2006
	FY2007	FY2006	Change from FY2006		FY2007
(¥ millions, %)	(Forecasts)	(Actual)	Amount	%	(Forecasts)
Net sales	853,000	795,180	57,820	7.3	820,000
Operating income	82,000	60,523	21,477	35.5	82,000
Income from continuing operations before income taxes	88,000	66,103	21,897	33.1	88,000
Net income	63,000	44,101	18,899	42.9	61,000

Note:

The reasons for the revised forecasts are as follows:
Business Environment
Demand was strong for passive components (electronic materials and electronic devices) in the third quarter, a reflection of demand during the year-end holiday sales period. Since the beginning of January 2007, data suggests post-New Year industry inventory levels of main products such as digital home appliances and mobile phones, which influence orders for TDK’s components, are generally at suitable levels. Accordingly, we believe the possibility of a major reduction in inventories at our customers in the fourth quarter is low and that demand for components will hold up, reflecting demand for finished products. As a result, we have raised our previous full-year net sales forecast.
We have not revised our previous forecast for operating income, however, due to continued strong discounting pressure on main components and in consideration of other factors.
Exchange Rate Forecast
An average exchange rate of ¥118=U.S.$1 is assumed for the fourth quarter of fiscal 2007.
Projections for main products are as follows:
Electronic Materials and Electronic Devices
TDK is projecting a year-on-year increase in sales, supported by higher demand for components mainly from manufacturers of digital home appliances and mobile phones, the main customers for these products.
Recording Devices
Regarding HDD heads, the major product in the recording devices sector, TDK expects to overcome the effects of HDD industry restructuring and post higher volume year on year. However, TDK anticipates that it will be difficult to completely offset the effects of price declines with the higher volume and is therefore forecasting a year-on-year drop in sales in this product sector.
Recording Media
Lower sales of audiotapes and videotapes due to falling demand, as well as sales declines in other products, are expected to result in lower sales year on year in this segment.

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4. Business Risks
With development, production and sales bases in countries around the world, the TDK Group is engaged in global business activities. Furthermore, the electronics industry, the main field of operations of the TDK Group, is seeing dramatic technological innovation and changes in market prices, resulting in intense competition in product development and efforts to win customers.
Because of these and other factors, the TDK Group is subject to various business risks that include, but are not limited to, changes in demand and foreign exchange rates caused by world economic trends; unpredictable events in conducting business overseas; more intense competition in the development of new products in line with rapid technological innovation; intense price competition and diversifying demands from customers; product quality issues; competition to secure human resources; government regulation; the infringement of intellectual property rights; procure main raw materials; increasingly stringent environmental regulations internationally; and natural disasters.
Cautionary Statements with Respect to Forward-Looking Statements
This material contains forward-looking statements, including projections, plans, policies, management strategies, targets, schedules, understandings and evaluations, about TDK and its group companies (TDK Group). These forward-looking statements are based on the current forecasts, estimates, assumptions, plans, beliefs and evaluations of TDK Group in light of information currently available to it, and contain known and unknown risks, uncertainties and other factors. TDK Group therefore wishes to caution readers that, being subject to risks, uncertainties and other factors, TDK Group’s actual results, performance, achievements or financial position could be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements, and TDK Group undertakes no obligation to publicly update or revise any forward-looking statements after the issue of this material except as provided for in laws and ordinances.
The electronics markets in which TDK Group operates are highly susceptible to rapid changes. Risks, uncertainties and other factors that can have significant effects on TDK Group include, but are not limited to, shifts in technology, fluctuations in demand, prices, interest and foreign exchange rates, and changes in economic environments, conditions of competition, laws and regulations.

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Consolidated
3)	Statements of income [3rd Qtr. results]

	The 3rd Qtr. of FY2007			The 3rd Qtr. of FY2006
	(October 1, 2006 - December 31, 2006)			(Oct. 1, 2005 - Dec. 31, 2005)		Change
	(Yen		(U.S.$	(Yen		(Yen
Item/Term	millions)%		thousands)	millions)%		millions)	Change(%)
Net sales	223,253	100.0	1,876,076	222,654	100.0	599	0.3
Cost of sales	159,146	71.3	1,337,362	164,387	73.8	(5,241)	-3.2
Gross profit	64,107	28.7	538,714	58,267	26.2	5,840	10.0
Selling, general and administrative expenses	40,922	18.3	343,882	36,976	16.6	3,946	10.7
Restructuring cost	44	0.0	370	—	—	44	—
Operating income	23,141	10.4	194,462	21,291	9.6	1,850	8.7
Other income (deductions):
Interest and dividend income	1,923		16,160	1,065		858
Interest expense	(49)		(412)	(41)		(8)
Foreign exchange gain (loss)	406		3,412	741		(335)
Other-net	627		5,269	(1,045)		1,672
Total other income (deductions)	2,907	1.3	24,429	720	0.3	2,187	303.8
Income from continuing operations before income taxes	26,048	11.7	218,891	22,011	9.9	4,037	18.3
Income taxes	6,024	2.7	50,622	5,082	2.3	942	18.5
Income from continuing operations before minority interests	20,024	9.0	168,269	16,929	7.6	3,095	18.3
Minority interests	355	0.2	2,983	361	0.2	(6)	-1.7
Income from continuing operations	19,669	8.8	165,286	16,568	7.4	3,101	18.7
Loss (income) from discontinued operations, net of tax	—	—	—	—	—	—	—
Net income	19,669	8.8	165,286	16,568	7.4	3,101	18.7
[ 9 months period results ]

				The nine-month-
	The nine-month-period of FY2007			period of FY2006				FY2006
	(April 1, 2006 - December 31, 2006)			(Apr. 1, 2005 - Dec. 31, 2005)		Change		(Apr. 1, 2005 - Mar. 31, 2006)
	(Yen		(U.S.$	(Yen		(Yen		(Yen
Item/Term	millions)%		thousands)	millions)%		millions)	Change(%)	millions)%
Net sales	648,091	100.0	5,446,143	573,041	100.0	75,050	13.1	795,180	100.0
Cost of sales	466,238	71.9	3,917,967	425,986	74.3	40,252	9.4	585,780	73.7
Gross profit	181,853	28.1	1,528,176	147,055	25.7	34,798	23.7	209,400	26.3
Selling, general and administrative expenses	120,323	18.6	1,011,118	97,714	17.1	22,609	23.1	142,052	17.9
Restructuring cost	125	0.0	1,050	—	—	125	—	6,825	0.8
Operating income	61,405	9.5	516,008	49,341	8.6	12,064	24.5	60,523	7.6
Other income (deductions):
Interest and dividend income	4,951		41,605	2,581		2,370		3,605
Interest expense	(158)		(1,328)	(92)		(66)		(149)
Foreign exchange gain (loss)	156		1,311	1,339		(1,183)		948
Other-net	1,023		8,597	440		583		1,176
Total other income (deductions)	5,972	0.9	50,185	4,268	0.8	1,704	39.9	5,580	0.7
Income from continuing operations before income taxes	67,377	10.4	566,193	53,609	9.4	13,768	25.7	66,103	8.3
Income taxes	17,282	2.7	145,227	14,902	2.6	2,380	16.0	21,057	2.6
Income from continuing operations before minority interests	50,095	7.7	420,966	38,707	6.8	11,388	29.4	45,046	5.7
Minority interests	804	0.1	6,756	489	0.1	315	64.4	635	0.1
Income from continuing operations	49,291	7.6	414,210	38,218	6.7	11,073	29.0	44,411	5.6
Loss (income) from discontinued operations, net of tax	—	—	—	(16)	(0.0)	16	—	310	0.1
Net income	49,291	7.6	414,210	38,234	6.7	11,057	28.9	44,101	5.5

Notes:

1.	Statements of income are unaudited by independent auditors, FY2006 excepted.

2.	U.S.$1 = Yen 119, for convenience only.

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Consolidated
4) Balance sheets
ASSETS

	As of December 31, 2006			As of Sep. 30, 2006		Change	As of Mar. 31, 2006
	(Yen		(U.S.$	(Yen		(Yen	(Yen
Item/Term	millions)%		thousands)	millions)%		millions)	millions)%
Current assets	612,467	62.8	5,146,781	596,102	62.1	16,365	566,753	61.4
Cash and cash equivalents	268,066		2,252,655	264,833		3,233	239,017
Short-term investments	16,792		141,109	10,016		6,776	—
Marketable securities	1,052		8,840	56		996	56
Net trade receivables	183,918		1,545,530	182,070		1,848	189,059
Inventories	95,160		799,664	92,239		2,921	88,968
Other current assets	47,479		398,983	46,888		591	49,653

Noncurrent assets	363,529	37.2	3,054,866	363,310	37.9	219	356,750	38.6
Investments in securities	28,970		243,446	29,583		(613)	28,757
Net property, plant and equipment	248,353		2,087,000	248,060		293	243,665
Other assets	86,206		724,420	85,667		539	84,328

TOTAL	975,996	100.0	8,201,647	959,412	100.0	16,584	923,503	100.0

LIABILITIES, MINORITY INTERESTS AND STOCKHOLDERS’ EQUITY

	As of December 31, 2006			As of Sep. 30, 2006		Change	As of Mar. 31, 2006
	(Yen		(U.S.$	(Yen		(Yen	(Yen
Item/Term	millions)%		thousands)	millions)%		millions)	millions)%
Current liabilities	178,791	18.3	1,502,445	181,432	18.9	(2,641)	169,622	18.4
Short-term debt	2,196		18,454	1,698		498	4,469
Current installments of long-term debt	1,466		12,319	1,977		(511)	1,958
Trade payables	88,660		745,042	94,272		(5,612)	84,689
Accrued expenses	64,505		542,059	65,119		(614)	62,534
Income taxes payables	13,905		116,849	11,844		2,061	9,155
Other current liabilities	8,059		67,722	6,522		1,537	6,817

Noncurrent liabilities	39,359	4.0	330,748	39,918	4.2	(559)	37,488	4.0
Long-term debt, excluding current installments	372		3,126	382		(10)	405
Retirement and severance benefits	27,010		226,975	27,501		(491)	26,790
Deferred income taxes	5,758		48,387	6,213		(455)	5,314
Other noncurrent liabilities	6,219		52,260	5,822		397	4,979
Total liabilities	218,150	22.3	1,833,193	221,350	23.1	(3,200)	207,110	22.4

Minority interests	13,450	1.4	113,025	12,905	1.3	545	13,974	1.5

Common stock	32,641		274,294	32,641		—	32,641
Additional paid-in capital	63,606		534,504	63,556		50	63,237
Legal reserve	17,823		149,773	18,276		(453)	17,517
Retained earnings	651,599		5,475,622	638,133		13,466	618,259
Accumulated other comprehensive income (loss)	(14,844)		(124,739)	(20,734)		5,890	(21,946)
Treasury stock	(6,429)		(54,025)	(6,715)		286	(7,289)
Total stockholders’ equity	744,396	76.3	6,255,429	725,157	75.6	19,239	702,419	76.1

TOTAL	975,996	100.0	8,201,647	959,412	100.0	16,584	923,503	100.0

Notes:

1.	Balance sheets as of December 31, 2006 is unaudited by independent auditors.

2.	U.S.$1 = Yen 119, for convenience only.

10 / 18

Consolidated
5) Statements of stockholders’ equity
(Yen millions)

					Accumulated
		Additional			other		Total
	Common	paid-in	Legal	Retained	comprehensive	Treasury	stockholders’
	stock	capital	reserve	earnings	income (loss)	stock	equity
The nine-month-period of FY2007 (April 1, 2006 - Dec. 31, 2006)
Balance at beginning of period (as previously reported)	32,641	63,237	17,517	618,259	(21,946)	(7,289)	702,419
Adjustment for the cumulative effect on prior years of the adoption of SAB No. 108	—	—	—	(2,287)	—	—	(2,287)

Balance at beginning of period (after adjustment)	32,641	63,237	17,517	615,972	(21,946)	(7,289)	700,132

Non-cash compensation charges under a stock option plan		369					369
Cash dividends				(13,230)			(13,230)
Losses on sales of treasury stock				(128)			(128)
Transferred to legal reserve			306	(306)			—
Comprehensive income:
Net income				49,291			49,291
Foreign currency translation adjustments					7,589		7,589
Minimum pension liability adjustments					0		0
Net unrealized gains (losses) on securities					(487)		(487)

Total comprehensive income							56,393

Acquisition of treasury stock						(22)	(22)
Exercise of stock option						882	882

Balance at end of period	32,641	63,606	17,823	651,599	(14,844)	(6,429)	744,396

The nine-month-period of FY2006 (April 1, 2005 - Dec. 31, 2005)
Balance at beginning of period	32,641	63,051	16,918	585,557	(51,657)	(7,443)	639,067

Non-cash compensation charges under a stock option plan		186					186
Cash dividends				(10,578)			(10,578)
Losses on sales of treasury stock				(193)			(193)
Transferred to legal reserve			554	(554)			—
Comprehensive income:
Net income				38,234			38,234
Foreign currency translation adjustments					26,961		26,961
Minimum pension liability adjustments					2,112		2,112
Net unrealized gains (losses) on securities					25		25

Total comprehensive income							67,332

Acquisition of treasury stock						(948)	(948)
Exercise of stock option						971	971

Balance at end of period	32,641	63,237	17,472	612,466	(22,559)	(7,420)	695,837

FY2006 (April 1, 2005 - Mar. 31, 2006)
Balance at beginning of period	32,641	63,051	16,918	585,557	(51,657)	(7,443)	639,067

Non-cash compensation charges under a stock option plan		186					186
Cash dividends				(10,578)			(10,578)
Losses on sales of treasury stock				(222)			(222)
Transferred to legal reserve			599	(599)			—
Comprehensive income:
Net income				44,101			44,101
Foreign currency translation adjustments					26,100		26,100
Minimum pension liability adjustments					2,719		2,719
Net unrealized gains (losses) on securities					892		892

Total comprehensive income							73,812

Acquisition of treasury stock						(955)	(955)
Exercise of stock option						1,109	1,109

Balance at end of period	32,641	63,237	17,517	618,259	(21,946)	(7,289)	702,419

11 / 18

Consolidated
(U.S.$ thousands)

					Accumulated
		Additional			other		Total
	Common	paid-in	Legal	Retained	comprehensive	Treasury	stockholders’
	stock	capital	reserve	earnings	income (loss)	stock	equity
The nine-month-period of FY2007 (April 1, 2006 - Dec. 31, 2006)
Balance at beginning of period (as previously reported)	274,294	531,403	147,202	5,195,454	(184,420)	(61,252)	5,902,681
Adjustment for the cumulative effect on prior years of the adoption of SAB No. 108	—	—	—	(19,219)	—	—	(19,219)

Balance at beginning of period (after adjustment)	274,294	531,403	147,202	5,176,235	(184,420)	(61,252)	5,883,462

Non-cash compensation charges under a stock option plan		3,101					3,101
Cash dividends				(111,176)			(111,176)
Losses on sales of treasury stock				(1,076)			(1,076)
Transferred to legal reserve			2,571	(2,571)			—
Comprehensive income:
Net income				414,210			414,210
Foreign currency translation adjustments					63,773		63,773
Minimum pension liability adjustments					0		0
Net unrealized gains (losses) on securities					(4,092)		(4,092)

Total comprehensive income							473,891

Acquisition of treasury stock						(185)	(185)
Exercise of stock option						7,412	7,412

Balance at end of period	274,294	534,504	149,773	5,475,622	(124,739)	(54,025)	6,255,429

Notes:

1.	Statements of stockholders’ equity are unaudited by independent auditors, FY2006 excepted.

2.	U.S.$1=Yen 119, for convenience only.

12 / 18

Consolidated
6)	Statements of cash flows [3rd Qtr. results]

			The 3rd Qtr. of FY2006
	The 3rd Qtr. of FY2007		(Oct. 1, 2005 -
	(October 1, 2006 - December 31, 2006)		Dec. 31, 2005)
	(Yen	(U.S.$
Item/Term	millions)	thousands)	(Yen millions)
Cash flows from operating activities:
Net income	19,669	165,286	16,568
Loss (income) from discontinued operations, net of tax	—	—	—
Income from continuing operations	19,669	165,286	16,568
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	16,780	141,008	15,138
Loss on disposal of property and equipment	273	2,294	640
Deferred income taxes	(894)	(7,513)	(178)
Loss (gain) on securities, net	—	—	—
Changes in assets and liabilities, net of effects of acquisition of businesses:
Decrease (increase) in trade receivables	1,842	15,479	(17,050)
Decrease (increase) in inventories	(1,528)	(12,840)	763
Decrease (increase) in other current assets	630	5,294	(1,123)
Decrease in trade payables	(7,299)	(61,336)	(157)
Increase (decrease) in accrued expenses	(1,431)	(12,025)	4,553
Increase (decrease) in income taxes payables, net	1,866	15,681	(623)
Increase (decrease) in retirement and severance benefits, net	348	2,924	267
Other-net	(1,286)	(10,807)	1,260

Net cash provided by operating activities	28,970	243,445	20,058

Cash flows from investing activities:
Capital expenditures	(15,122)	(127,076)	(21,353)
Proceeds from sale of short-term investments	5,016	42,151	—
Payment for purchase of short-term investments	(11,704)	(98,353)	—
Proceeds from sale and maturity of investments in securities	—	—	600
Payment for purchase of investments in securities	—	—	—
Acquisition of businesses, net of cash acquired	—	—	(24,202)
Proceeds from sales of property, plant and equipment	99	832	300
Acquisition of minority interests	—	—	(64)
Proceeds from sale of discontinued operations	—	—	—
Other-net	(36)	(302)	177

Net cash used in investing activities	(21,747)	(182,748)	(44,542)

Cash flows from financing activities:
Proceeds from long-term debt	12	101	107
Repayment of long-term debt	(540)	(4,538)	(38)
Increase (decrease) in short-term debt, net	498	4,185	605
Proceeds from exercise of stock options	254	2,135	358
Cash paid to acquire treasury stock	(7)	(59)	(9)
Dividends paid	(6,617)	(55,605)	(5,288)
Other-net	(45)	(378)	(45)

Net cash used in financing activities	(6,445)	(54,159)	(4,310)

Net cash used in discontinued operations	—	—	—

Effect of exchange rate changes on cash and cash equivalents	2,455	20,630	4,978
Net increase (decrease) in cash and cash equivalents	3,233	27,168	(23,816)
Cash and cash equivalents at beginning of period	264,833	2,225,487	224,645
Cash and cash equivalents at end of period	268,066	2,252,655	200,829

Notes:

1.	Statements of cash flows are unaudited by independent auditors.

2.	U.S.$1=Yen 119, for convenience only.

13 / 18

Consolidated

9 months period results

			The nine-month-
			period of FY2006	FY2006
	The nine-month-period of FY2007		(Apr. 1, 2005 -	(Apr. 1, 2005 -
	(April 1, 2006 - December 31, 2006)		Dec. 31, 2005)	Mar. 31, 2006)
Item/Term	(Yen millions)	(U.S.$ thousands)	(Yen millions)	(Yen millions)
Cash flows from operating activities:
Net income	49,291	414,210	38,234	44,101
Loss (income) from discontinued operations, net of tax	—	—	(16)	310
Income from continuing operations	49,291	414,210	38,218	44,411
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	47,664	400,538	41,675	58,540
Loss on disposal of property and equipment	1,284	10,790	1,606	3,220
Deferred income taxes	(1,621)	(13,622)	1,138	(696)
Loss (gain) on securities, net	195	1,639	(414)	286
Changes in assets and liabilities, net of effects of acquisition of businesses:
Decrease (increase) in trade receivables	6,982	58,672	(26,871)	(16,886)
Increase in inventories	(4,075)	(34,244)	(8,454)	(287)
Decrease (increase) in other current assets	4,456	37,445	(8,445)	(8,748)
Increase in trade payables	1,253	10,529	8,660	7,101
Increase (decrease) in accrued expenses	(3,070)	(25,798)	7,985	12,347
Increase (decrease) in income taxes payables, net	3,445	28,950	(16,529)	(10,689)
Increase (decrease) in retirement and severance benefits, net	650	5,462	640	981
Other-net	1,234	10,370	(451)	(462)

Net cash provided by operating activities	107,688	904,941	38,758	89,118

Cash flows from investing activities:
Capital expenditures	(51,102)	(429,429)	(55,641)	(73,911)
Proceeds from sale of short-term investments	10,032	84,303	—	—
Payment for purchase of short-term investments	(26,732)	(224,639)	—	—
Proceeds from sale and maturity of investments in securities	7	59	2,656	4,263
Payment for purchase of investments in securities	(1,348)	(11,328)	(3,517)	(4,227)
Acquisition of businesses, net of cash acquired	—	—	(32,868)	(32,868)
Proceeds from sales of property, plant and equipment	2,123	17,840	928	3,373
Acquisition of minority interests	(6)	(50)	(2,587)	(2,587)
Proceeds from sale of discontinued operations	—	—	1,538	1,538
Other-net	(6)	(50)	(120)	(363)

Net cash used in investing activities	(67,032)	(563,294)	(89,611)	(104,782)

Cash flows from financing activities:
Proceeds from long-term debt	135	1,134	211	269
Repayment of long-term debt	(670)	(5,630)	(96)	(218)
Increase (decrease) in short-term debt, net	(2,273)	(19,101)	605	3,688
Proceeds from exercise of stock options	754	6,336	778	887
Cash paid to acquire treasury stock	(22)	(185)	(948)	(955)
Dividends paid	(13,230)	(111,176)	(10,578)	(10,578)
Other-net	(160)	(1,344)	(218)	(218)

Net cash used in financing activities	(15,466)	(129,966)	(10,246)	(7,125)

Net cash used in discontinued operations	—	—	(88)	(414)

Effect of exchange rate changes on cash and cash equivalents	3,859	32,428	10,508	10,712
Net increase (decrease) in cash and cash equivalents	29,049	244,109	(50,679)	(12,491)
Cash and cash equivalents at beginning of period	239,017	2,008,546	251,508	251,508
Cash and cash equivalents at end of period	268,066	2,252,655	200,829	239,017

Notes:

1.	Statements of cash flows are unaudited by independent auditors, FY2006 excepted.

2.	U.S.$1=Yen 119, for convenience only.
14 / 18

Consolidated

(Notes)

1.	The consolidated financial statements are prepared in conformity with the U.S. GAAP.

2.	As of December 31, 2006, TDK had 87 subsidiaries (19 in Japan and 68 overseas). TDK also had 6 affiliates (4 in Japan and 2 overseas) whose financial statements are accounted for by the equity method.

15 / 18

Consolidated
7)	Segment Information [3rd Qtr. results]
The following industry and geographic segment information are required by the Japanese Securities Exchange Law.
1. Industry segment information

	The 3rd Qtr. of FY2007			The 3rd Qtr. of FY2006
	(Oct. 1, 2006 - Dec. 31, 2006)			(Oct. 1, 2005 - Dec. 31, 2005)		Change
	(Yen		(U.S.$	(Yen		(Yen
Product/Term	millions)%		thousands)	millions)%		millions)	Change(%)
Electronic materials and components
Net sales	194,541	100.0	1,634,799	192,091	100.0	2,450	1.3
External sales	194,541		1,634,799	192,091		2,450	1.3
Intersegment	—		—	—		—	—
Operating expenses	171,533	88.2	1,441,454	169,892	88.4	1,641	1.0

Operating income	23,008	11.8	193,345	22,199	11.6	809	3.6

Recording media
Net sales	28,712	100.0	241,277	30,563	100.0	(1,851)	-6.1
External sales	28,712		241,277	30,563		(1,851)	-6.1
Intersegment	—		—	—		—	—
Operating expenses	28,579	99.5	240,160	31,471	103.0	(2,892)	-9.2

Operating income (loss)	133	0.5	1,117	(908)	-3.0	1,041	—

TOTAL
Net sales	223,253	100.0	1,876,076	222,654	100.0	599	0.3
External sales	223,253		1,876,076	222,654		599	0.3
Intersegment	—		—	—		—	—
Operating expenses	200,112	89.6	1,681,614	201,363	90.4	(1,251)	-0.6

Operating income	23,141	10.4	194,462	21,291	9.6	1,850	8.7

Note:	U.S.$1=Yen 119, for convenience only.
2. Geographic segment information

		The 3rd Qtr. of FY2007			The 3rd Qtr. of FY2006
		(Oct. 1, 2006 - Dec. 31, 2006)			(Oct. 1, 2005 - Dec. 31, 2005)		Change
		(Yen		(U.S.$	(Yen		(Yen
Region/Term		millions)%		thousands)	millions)%		millions)	Change(%)
Japan	Net sales	102,397	100.0	860,479	99,593	100.0	2,804	2.8
	Operating income	9,584	9.4	80,538	7,546	7.6	2,038	27.0
Americas	Net sales	28,267	100.0	237,538	27,109	100.0	1,158	4.3
	Operating income	916	3.2	7,697	1,816	6.7	(900)	-49.6
Europe	Net sales	22,465	100.0	188,782	22,579	100.0	(114)	-0.5
	Operating income	503	2.2	4,227	16	0.1	487	—
Asia and others	Net sales	146,392	100.0	1,230,185	148,968	100.0	(2,576)	-1.7
	Operating income	12,960	8.9	108,908	12,297	8.3	663	5.4
Intersegment eliminations	Net sales	76,268		640,908	75,595		673
	Operating income	822		6,908	384		438
Total	Net sales	223,253	100.0	1,876,076	222,654	100.0	599	0.3
	Operating income	23,141	10.4	194,462	21,291	9.6	1,850	8.7

Notes:

1.	Net sales in each geographic area are based on the location of TDK entities where the sales are generated.

2.	U.S.$1=Yen 119, for convenience only.
3. Sales by region

	The 3rd Qtr. of FY2007			The 3rd Qtr. of FY2006
	(Oct. 1, 2006 - Dec. 31, 2006)			(Oct. 1, 2005 - Dec. 31, 2005)		Change
	(Yen		(U.S.$	(Yen		(Yen
Region/Term	millions)%		thousands)	millions)%		millions)	Change(%)
Americas	26,872	12.0	225,815	25,332	11.4	1,540	6.1
Europe	22,279	10.0	187,219	22,578	10.2	(299)	-1.3
Asia and others	129,353	58.0	1,087,000	131,229	58.9	(1,876)	-1.4
Overseas sales total	178,504	80.0	1,500,034	179,139	80.5	(635)	-0.4
Japan	44,749	20.0	376,042	43,515	19.5	1,234	2.8
Net sales	223,253	100.0	1,876,076	222,654	100.0	599	0.3

Notes:

1.	Overseas sales are based on the location of the customers.

2.	U.S.$1=Yen 119, for convenience only.

16 / 18

Consolidated

9 months period results
The following industry and geographic segment information are required by the Japanese Securities Exchange Law.
1. Industry segment information

	The nine-month-period of FY2007			The nine-month-period of FY2006				FY2006
	(Apr. 1, 2006 - Dec. 31, 2006)			(Apr. 1, 2005 - Dec. 31, 2005)		Change		(Apr. 1, 2005 - Mar. 31, 2006)
	Yen		(U.S.$	(Yen		(Yen		(Yen
Product/Term	millions)%		thousands)	millions)%		millions)	Change(%)	millions)%
Electronic materials and components
Net sales	571,248	100.0	4,800,404	492,811	100.0	78,437	15.9	687,750	100.0
External sales	571,248		4,800,404	492,811		78,437	15.9	687,750
Intersegment	—		—	—		—	—	—
Operating expenses	507,673	88.9	4,266,160	438,343	88.9	69,330	15.8	613,417	89.2

Operating income	63,575	11.1	534,244	54,468	11.1	9,107	16.7	74,333	10.8

Recording media
Net sales	76,843	100.0	645,739	80,230	100.0	(3,387)	-4.2	107,430	100.0
External sales	76,843		645,739	80,230		(3,387)	-4.2	107,430
Intersegment	—		—	—		—	—	—
Operating expenses	79,013	102.8	663,975	85,357	106.4	(6,344)	-7.4	121,240	112.9

Operating income (loss)	(2,170)	-2.8	(18,236)	(5,127)	-6.4	2,957	57.7	(13,810)	-12.9

TOTAL
Net sales	648,091	100.0	5,446,143	573,041	100.0	75,050	13.1	795,180	100.0
External sales	648,091		5,446,143	573,041		75,050	13.1	795,180
Intersegment	—		—	—		—	—	—
Operating expenses	586,686	90.5	4,930,135	523,700	91.4	62,986	12.0	734,657	92.4

Operating income	61,405	9.5	516,008	49,341	8.6	12,064	24.5	60,523	7.6

Note: U.S.$1=Yen 119, for convenience only.
2. Geographic segment information

		The nine-month-period of FY2007			The nine-month-period of FY2006				FY2006
		(Apr. 1, 2006 - Dec. 31, 2006)			(Apr. 1, 2005 - Dec. 31, 2005)		Change		(Apr. 1, 2005 - Mar. 31, 2006)
		(Yen		(U.S.$	(Yen		(Yen		(Yen
Region/Term		millions)%		thousands)	millions)%		millions)	Change(%)	millions)%
Japan	Net sales	296,205	100.0	2,489,118	266,440	100.0	29,765	11.2	360,210	100.0
	Operating income	24,713	8.3	207,672	17,924	6.7	6,789	37.9	49,437	13.7
Americas	Net sales	85,422	100.0	717,832	73,935	100.0	11,487	15.5	105,979	100.0
	Operating income	5,697	6.7	47,874	6,716	9.1	(1,019)	-15.2	9,995	9.4
Europe	Net sales	61,539	100.0	517,134	55,082	100.0	6,457	11.7	76,240	100.0
	Operating income (loss)	(421)	-0.7	(3,538)	(2,711)	-4.9	2,290	84.5	(9,996)	-13.1
Asia and others	Net sales	433,777	100.0	3,645,185	382,630	100.0	51,147	13.4	531,824	100.0
	Operating income	32,128	7.4	269,983	28,632	7.5	3,496	12.2	12,607	2.4
Intersegment elimina- tions	Net sales	228,852		1,923,126	205,046		23,806		279,073
	Operating income	712		5,983	1,220		(508)		1,520
Total	Net Sales	648,091	100.0	5,446,143	573,041	100.0	75,050	13.1	795,180	100.0
	Operating income	61,405	9.5	516,008	49,341	8.6	12,064	24.5	60,523	7.6

Notes:

1.	Net sales in each geographic area are based on the location of TDK entities where the sales are generated.

2.	U.S.$1=Yen 119, for convenience only.

3. Sales by region

	The nine-month-period of FY2007			The nine-month-period of FY2006				FY2006
	(Apr. 1, 2006 - Dec. 31, 2006)			(Apr. 1, 2005 - Dec. 31, 2005)		Change		(Apr. 1, 2005 - Mar. 31, 2006)
	(Yen		(U.S.$	(Yen		(Yen		(Yen
Region/Term	millions)%		thousands)	millions)%		millions)	Change (%)	millions)%
Americas	78,197	12.1	657,118	64,798	11.3	13,399	20.7	90,192	11.4
Europe	61,149	9.4	513,857	55,247	9.7	5,902	10.7	75,895	9.5
Asia and others	381,059	58.8	3,202,176	323,399	56.4	57,660	17.8	455,435	57.3
Overseas sales total	520,405	80.3	4,373,151	443,444	77.4	76,961	17.4	621,522	78.2
Japan	127,686	19.7	1,072,992	129,597	22.6	(1,911)	-1.5	173,658	21.8
Net sales	648,091	100.0	5,446,143	573,041	100.0	75,050	13.1	795,180	100.0

Notes:

1.	Overseas sales are based on the location of the customers.

2.	U.S.$1=Yen 119, for convenience only.

17 / 18

Consolidated
8) Supplementary Information
Exchange rates used for conversion

	Oct. 1, 2006 -		Oct. 1, 2005 -
	Dec. 31, 2006		Dec. 31, 2005
Item/Term	US$=Yen	Euro=Yen	US$=Yen	Euro=Yen
Average rate for the period	117.83	151.95	117.37	139.46
The end of the period	119.11	156.50	118.07	139.83
Consolidated

	Oct. 1, 2006 -		Oct. 1, 2005 -
	Dec. 31, 2006		Dec. 31, 2005
	Amount	Ratio to	Amount	Ratio to	Change
Item/Term	(Yen millions)	sales (%)	(Yen millions)	sales (%)	(%)
Capital expenditures	15,122	—	21,353	—	-29.2
Depreciation and amortization	16,780	7.5	15,138	6.8	10.8
Research and development	12,654	5.7	11,788	5.3	7.3
Result of financial income		1,874		1,024	83.0
Number of employees (as at the end of the period)		53,000		52,330
Ratio of overseas production		61.4%		61.5%
Overseas sales by division

	Oct. 1, 2006 -		Oct. 1, 2005 -
	Dec. 31, 2006		Dec. 31, 2005
	Amount	Ratio to	Amount	Ratio to	Change
Product/Term	(Yen millions)	sales (%)	(Yen millions)	sales (%)	(%)
Electronic materials and components	156,950	70.3	156,246	70.2	0.5
Electronic materials	36,488	16.3	35,161	15.8	3.8
Electronic devices	32,345	14.5	29,511	13.3	9.6
Recording devices	75,515	33.8	83,146	37.3	-9.2
Other electronic components	12,602	5.7	8,428	3.8	49.5
Recording media	21,554	9.7	22,893	10.3	-5.8

Overseas sales	178,504	80.0	179,139	80.5	-0.4

9 months period results
Consolidated

	April 1, 2006 -		April 1, 2005 -			April 1, 2005 -
	Dec. 31, 2006		Dec. 31, 2005			March 31, 2006
	Amount	Ratio to	Amount	Ratio to	Change	Amount	Ratio to
Item/Term	(Yen millions)	sales (%)	(Yen millions)	sales (%)	(%)	(Yen millions)	sales (%)
Capital expenditures	51,102	—	55,641	—	-8.2	73,911	—
Depreciation and amortization	47,664	7.4	41,675	7.3	14.4	58,540	7.4
Research and development	36,434	5.6	30,203	5.3	20.6	45,528	5.7
Result of financial income		4,793		2,489	92.6		3,456
Number of employees (as at the end of the period)		53,000		52,330			53,923
Ratio of overseas production		62.9%		62.7%			61.7%
Overseas sales by division

	April 1, 2006 -		April 1, 2005 -			April 1, 2005 -
	Dec. 31, 2006		Dec. 31, 2005			March 31, 2006
	Amount	Ratio to	Amount	Ratio to	Change	Amount	Ratio to
Product/Term	(Yen millions)	sales (%)	(Yen millions)	sales (%)	(%)	(Yen millions)	sales (%)
Electronic materials and components	462,155	71.3	383,219	66.9	20.6	539,907	67.9
Electronic materials	107,983	16.7	98,362	17.2	9.8	132,481	16.7
Electronic devices	94,061	14.5	68,251	11.9	37.8	96,445	12.1
Recording devices	226,778	35.0	200,021	34.9	13.4	286,801	36.1
Other electronic components	33,333	5.1	16,585	2.9	101.0	24,180	3.0
Recording media	58,250	9.0	60,225	10.5	-3.3	81,615	10.3

Overseas sales	520,405	80.3	443,444	77.4	17.4	621,522	78.2

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